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                       Cypress Semiconductor Corporation
                            3901 North First Street
                          San Jose, California 95134

                                April 22, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         RE: CYPRESS SEMICONDUCTOR CORPORATION - REGISTRATION STATEMENT ON FORM
             S-3 (NO. 333-111381)

Ladies and Gentlemen:

       Cypress Semiconductor Corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-111381), together with all amendments and exhibits thereto (the "Registration Statement"). The Company does not intend to register for resale the shares of common stock contemplated in the Registration Statement because it has allowed the agreements to lapse that gave rise to the obligation to issue and register for resale the shares of common stock. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

       Please forward copies of the Order Consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (408) 943-4730, and via mail to Emmanuel T. Hernandez at the address for the Company provided above, and to Kathleen Rothman, Esq. at Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 650 Page Mill Road, Palo Alto, California 94304.

       If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (408) 943-2600 or Kathleen Rothman, Esq. at (650) 493-9300.

                                Sincerely,

                                /s/ Emmanuel T. Hernandez
                                Emmanuel T. Hernandez
                                Chief Financial Officer and Executive Vice
                                President Finance and Administration